UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Barbara
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |12/15/|G   |Note 1            |D  |           |58,719             |I     |Note 2                     |
                             |98    |    |                  |   |           |                   |      |                           |
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       "          "          |--    |--- |--                |-- |--         |103,807            |D     |                           |
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       "          "          |      |    |                  |   |           |3,507              |I     |Note 3                     |
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       "          "          |      |    |                  |   |           |223,159            |I     |Note 4                     |
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       "          "          |      |    |                  |   |           |1,107,617          |I     |Note 5                     |
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       "          "          |      |    |                  |   |           |803,758            |I     |Note 6                     |
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       "          "          |      |    |                  |   |           |281,400            |I     |Note 7                     |
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       "          "          |      |    |                  |   |           |65,728             |I     |Note 8                     |
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       "          "          |      |    |                  |   |           |434,491            |I     |Note 9                     |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option (Rig|$16.5313|4/29/|A   |1,000      |A  |Note |4/29/|Common Stock|1,000  |       |            |D  |            |
ht to Buy)              |        |98   |    |           |   |10   |03   |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Represents gifts of limited partnership interests in Mid Pines Associates, L.P. by The Barbara Bainum
Declaration of Trust ("Trust"), the sole trustee of which is Ms. Bainum, to two individuals. Each gift represented a
 .00047% interest in Mid
Pines.
Note 2: The proportionate interest of the Trust in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 3: The proportionate interest in shares owned by the Vintage Limited Partnership of which the reporting person has a limited partnership interest and is director and shareholer of the corporate general partner. Beneficial ownership is disclaimed.
Note 4: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest in shares (5,417,761) owned by Bainum Associates Limited Partnership. The
Trust, the sole trustee of which is Ms. Bainum, is a limited partner.
Note 6: The proportionate interest in shares (4,415,250) owned by MC Investments Limited Partnership. The Trust is a limited partner.
Note 7: The proportionate interest of the Trust in shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder. Beneficial owership of the shares held by Realty is disclaimed.
Note 8: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum, in shares of Mid-Pines Associates, L.P. Beneficial ownership is disclaimed.
Note 9: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum , in shares of Realty Investment Company, Inc. Beneficial ownership is disclaimed.
Note 10: Granted under the Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan.
Such options vest in three equal annual installments beginning on 4/29/00. SIGNATURE OF REPORTING PERSON
Barbara Bainum
DATE
2/9/99